Exhibit 99.1

April 20, 2021

Attention: To whom it may concern

Dear Sirs/Mesdames:

Share Unit Plan

TransAlta Corporation (“TransAlta” or the “Company”) filed its management proxy circular dated March 24, 2021 (the “Circular”) in connection with the annual and special meeting of shareholders to be held on May 5, 2021 (the “Meeting”). One of the items of business at the Meeting is for shareholders to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 46 of the Circular, ratifying, confirming and approving the Company’s 2021 Share Unit Plan (the “Plan”).

For purposes of assessing the Plan, the Company wishes to clarify that as of March 24, 2021, the Company had 4,677,491 share units outstanding that would be capable of being settled in common shares issued from treasury following the approval of the Plan at the Meeting. This number of share units consists of 1,536,597 units issued in 2020 and 1,780,957 units issued in 2019, with the balance having been issued early in 2021. Those shares units that were granted in 2018 are no longer outstanding and have been settled in cash (through purchases of shares on the open market). This is depicted in the following table:

	Number of Share Units Outstanding on March 24, 2021
Year	2021	2020	2019	2018
Share Units	1,359,937	1,536,597	1,780,957	0

Pease contact the undersigned if you have any questions.

Yours truly,

TRANSALTA CORPORATION

s/ “Scott Jeffers”

Scott Jeffers

Managing Director and Corporate Secretary